UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES ACT OF 1934

 For the Month of April, 2005

Commission File Number: 000-32115

ENTERRA ENERGY TRUST
(as successor issuer to Enterra Energy Corp.)

(Translation of registrant’s name into English)

2600, 500-4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  x    Form 40-F___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes___  No   x

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes___  No   x

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___  No   x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Enterra Energy Trust issued a press release and Material Change Report attached hereto as Exhibits 99.1 and 99.2 announcing a commitment from Kingsbridge Capital Limited for a US$100 million drawdown equity facility to purchase Trust Units of Enterra.

Exhibit No.	Description
99.1	Press release dated April 27, 2005
99.2	Material Change Report Dated April 29, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTERRA ENERGY TRUST
(Registrant)
By: Enterra Energy Corp.
Administrator of the Trust
By:

/s/ Reg Greenslade

Reg Greenslade

President and Chief Executive Officer
Date: April 29, 2005